              The Compensation Committee is responsible for approving compensation arrangements for executive officers of the Company, reviewing compensation plans, granting stock options and reviewing employee compensation policies.

COMPENSATION OF DIRECTORS

              Directors who are employees of the Company receive no additional compensation for serving on the Board of Directors. Non-employee directors receive a retainer of $5,000 plus $1,000 for each Board or Committee meeting they attend. Board members are reimbursed for their expenses for each meeting attended. Non-employee directors also participate in the Company's 1992 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Plan"). The Director Plan provides for the grant of options to purchase 1,035 shares to each non-employee director serving the Company on September 1, 1993 (the "Grant Date") and on each anniversary of the Grant Date, at an exercise price equal to the closing sale price of the Common Stock on the date the options are granted as reported by the NASDAQ National Market System, for so long as shares remain available for options under the Director Plan. The Director Plan authorizes the issuance of up to 34,500 shares of Common Stock pursuant to options granted under the Director Plan. Messrs. Currey, Simpkins, Weisman and Weiss received options for the purchase of an aggregate of 4,140 shares under the Director Plan on September 1, 1995. The aggregate dollar value of the underlying shares was $59,512.50 on the date of grant.

            THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                  VOTE FOR THE ELECTION OF ALL OF THE PROPOSED
                      NOMINEES TO THE BOARD OF DIRECTORS.

        PROPOSAL 2: INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE PURSUANT TO THE COMPANY'S 1992 KEY EMPLOYEE INCENTIVE STOCK PLAN

              The Board of Directors of the Company has proposed, subject to the approval of the shareholders, to increase the aggregate number of shares reserved for issuance pursuant to the Company's 1992 Key Employee Incentive Stock Plan (the "Incentive Plan") by 250,000 shares from 615,000 to 865,000. As of April 10, 1996, options for the purchase of 329,058 shares have been issued by the Company under the Incentive Plan and were then outstanding. In consideration for the granting of the options under the Incentive Plan, the Company obtains the benefits of the service provided by the recipients as well as the funds obtained from the recipients upon their exercise of the options.

              The Incentive Plan provides for the granting of stock options to officers and key employees of the Company (the "Optionees"). The stock options may be incentive or non-statutory stock options. Currently, all of the approximately 1,300 employees are eligible to participate in the Incentive Plan. As of April 10, 1996, the aggregate fair market value of the 329,058 shares of Common Stock underlying the options then outstanding was $3,948,696. The stock options are nontransferable options to purchase shares of the Company's Common Stock on terms no longer than ten years at prices to be determined by the Board of Directors or the Compensation Committee. The exercise price of non- statutory stock options may not be less than 50% of the fair market value of the Common Stock on the date of grant. Options granted under the Incentive Plan may be exercisable in installments.

              The Company is authorized to loan, or guarantee loans of, the purchase price of shares issuable upon exercise of options granted under the Incentive Plan. The Incentive Plan will terminate in 2002 if not terminated earlier.

                             EXECUTIVE COMPENSATION

              The following table sets forth certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and the three other executive officers of the Company who received an annual salary and bonus equal to or in excess of $100,000 during the last fiscal year (hereafter referred to as the "Named Executive Officers") for services rendered in all capacities to the Company during the three fiscal years ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                             ANNUAL COMPENSATION                           AWARDS
                           ------------------------------------------------------       ------------
     Name and                                                      Other Annual                           All Other
 Principal Position        Year         Salary          Bonus     Compensation(1)       Options (#)     Compensation
 ------------------        ----         ------          -----     ---------------       ------------    ------------
 Elliott H. Singer(2)      1995        $250,000        $     0          $0                 45,000         $500(3)
 Chairman of the Board     1994         235,000         30,000           0                155,000(4)         0
 and Chief Executive       1993         235,000              0           0                      0            0
 Officer

 Randy K. Schultz(5)       1995         114,000         10,000           0                 15,000            0
 Vice President - Chief    1994          39,000              0           0                 10,000            0
 Financial Officer         1993               -              -           -                      -            -

 Kenneth Goldstein(6)      1995          88,000         15,000           0                 15,000          250(3)
 Vice President-           1994          78,000         62,000           0                 10,000            0
 Engineering               1993          71,000              0           0                      0            0

 Daniel R. Hiller(7)       1995         119,000         25,000           0                 15,000            0
 Vice President of         1994         108,000         30,000           0                 29,809(8)         0
 Operations-Mobile         1993          99,000         20,000           0                      0            0
 Communications

- -------------------------

   (1) Perquisites and other annual compensation paid to each of the Named Executive Officers is less than $50,000 or 10% of each Named Executive Officer's salary and bonus and, therefore, in accordance with SEC rules on executive officer compensation disclosure, the amount of such other annual compensation is not reportable.

   (2) Mr. Singer served as Chief Executive Officer of the Company throughout 1995.

   (3) These amounts represent matching contributions under the Company's 401(k) plan.

   (4) Includes 55,000 options originally granted to Mr. Singer by the Company's Compensation Committee on November 1, 1993, pursuant to the Company's 1987 Stock Incentive Plan, which were cancelled. The Company's Compensation Committee granted the same number of options to Mr. Singer on February 1, 1994, to replace these options.

   (5)    Mr. Schultz joined the Company in August 1994.

   (6)    Mr. Goldstein joined the Company in February 1993.

   (7)    Mr. Hiller left the Company on October 30, 1995.

   (8) Includes 9,809 options granted to Mr. Hiller on October 6, 1994 as replacements for 5,213, 1,532, 1,532 and 1,532 SARs originally issued on August 24, 1993, February 25, 1987, March 10, 1988 and May 2, 1989, respectively. Includes 10,000 options originally granted to Mr. Hiller by the Company's Compensation Committee on November 1, 1993, pursuant to the Company's 1987 Stock Incentive Plan, which were cancelled. The Company's Compensation Committee granted the same number of options to Mr. Hiller on March 24, 1994, to replace these options.

        The following table sets forth information concerning the stock options granted during 1995 to the Named Executive Officers:


                       OPTION GRANTS IN LAST FISCAL YEAR
                               Individual Grants

                                                                                      Potential Realizable
                                         % of Total                                     Value at Assumed
                                          Options                                    Annual Rates of Stock
                                         Granted to    Exercise                      Price Appreciation for
                                        Employees in    or Base                          Option Term(1)
                            Options        Fiscal        Price     Expiration       ------------------------
       Name                Granted(2)      Year        ($/Sh)(3)     Date(2)           5%             10%
       ----                ----------   ------------   ---------   ----------       --------        --------
 Elliott H. Singer          45,000         23.6%        $13.00       8/17/05        $367,903        $932,339

 Randy K. Schultz           15,000          7.9%         13.00       8/17/05         122,634         310,780

 Kenneth Goldstein          15,000          7.9%         13.00       8/17/05         122,634         310,780

 Daniel R. Hiller(4)        15,000          7.9%         13.00       8/17/05         122,634         310,780

- ---------------------

     (1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term and based upon assumed rates of appreciation in the market price of the Common Stock of 5% and 10% compounded annually from the date of grant to the expiration date. Actual gains, if any, upon the exercise of stock options will depend on the future performance of the Common Stock and the date on which the options are exercised.

     (2) The options granted to Messrs. Singer, Schultz, Goldstein and Hiller become exercisable as to one-half on August 17, 1996, three-fourths on August 17, 1997 and in-full on August 17, 1998. Vesting would accelerate on death, disability or retirement with consent of the Board of Directors.

     (3) Represents the fair market value of the Common Stock on the date of the grant of the option. The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the date of exercise or pursuant to a cashless exercise procedure under which the optionholder provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes. The Compensation Committee may also (i) authorize a loan from the Company in a principal amount not exceeding the aggregate exercise price plus any tax liability incurred in connection with the exercise or (ii) permit the optionee to pay the option price in installments over a period of years on terms established by the Company's Compensation Committee.

     (4) In accordance with the terms of his option agreements, the referenced 15,000 options were cancelled after termination of Mr. Hiller's employment on October 30, 1995.

              The following table sets forth information concerning options exercised during 1995 and unexercised options held as of the end of the fiscal year by the Named Executive Officers:


                   AGGREGATED FISCAL YEAR END OPTIONS VALUES

                                                                                                    Value of
                                                            Number of Unexercised            Unexercised In-the Money
                                                            Options at FY-End (#)             Options at FY-End ($)
                                                     ---------------------------------     ----------------------------
                                         Value
     Name                  Exercised    Realized     Exercisable(1)      Unexercisable     Exercisable/Unexercisable(2)
     ----                  ---------    --------     --------------      -------------     ----------------------------
     Elliott H. Singer          --          --          36,667(3)           18,333(3)               $ --/--
                                --          --          33,333              66,667                    --/--
                                --          --              --              45,000                    --/--
     Randy K. Schultz           --          --           5,000               5,000                    --/--
                                --          --              --              15,000                    --/--
     Kenneth Goldstein          --          --           6,667               3,333                 5,000/2,500
                                --          --           3,333               6,667                    --/--
                                --          --              --              15,000                    --/--
     Daniel R. Hiller(4)    15,330      $110,859            --                  --                    --/--


- -------------------------

  (1) Includes options that may be exercised within 60 days of April 10, 1996.

  (2) Based upon the closing sales price of the Company's Common Stock of $11.75 per share on December 31, 1995, as reported on the NASDAQ National Market System, less the exercise price as stated for the options.

  (3) Includes 55,000 options originally granted by the Company's Compensation Committee on November 1, 1993, pursuant to the Company's 1987 Stock Incentive Plan, which were cancelled. The same number of options were granted by the Company's Compensation Committee to Mr. Singer on February 1, 1994, to replace the cancelled options.

  (4) In accordance with the terms of his option agreements, Mr. Hiller's 49,108 outstanding options were cancelled after termination of his employment on October 30, 1995. As part of his severance package, 49,108 options were reissued to Mr. Hiller in February, 1996 under the same terms as the original options.

              The Company has no defined benefit or actuarial plans, as that term is defined in SEC regulations, covering employees of the Company. The Company has no long-term incentive plans, as that term is defined in SEC regulations.


                         COMPARATIVE PERFORMANCE GRAPH

              Pursuant to the SEC's rules concerning proxy statements, the Company is providing below a comparative performance graph that compares the percentage change of cumulative total shareholder return on the Company's Common Stock with (a) the performance of a broad equity market indicator and
(b) the performance of a published industry index or peer group. The following graph compares the percentage change of cumulative total shareholder return on the Company's Common Stock with (a) the Center for Research in Security Prices ("CRSP") Index for the NASDAQ Stock Market (US Companies) (the "Broad Index") and (b) CRSP Index for NASDAQ Telephone Communications Company Stocks (the "Industry Index"). The graph begins on August 24, 1993, the date of the Company's initial public offering on the NASDAQ National Market System, and ends December 31, 1995. The comparison assumes the investment on such date of $100 in the Company's Common Stock, the Broad Index and the Industry Index and assumes reinvestment of dividends.

EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

              Pursuant to the Merger Agreement, the Company entered into employment agreements with each of its executive officers and certain other key employees. The Company's contracts with Messrs. Singer and Russenberger were effective as of November 1, 1995 and provide for individual annual salaries in the amounts of $325,000. The contracts with Messrs. Singer and Russenberger provide that, upon a discharge without cause, Messrs. Singer and Russenberger are entitled to the minimum annual salary payable under their respective contracts for three years, together with any benefits otherwise payable and all their options to purchase shares of the Company's capital stock vest in full and become exercisable immediately without regard to any vesting requirements. The Company's contracts with Messrs. Emling, Poole, Goldstein and Schultz commenced on November 1, 1995, are for a term of one year each and provide individual annual salaries in amounts ranging from $87,200 to $140,000. Upon a discharge without cause, and, in the case of Mr. Schultz, upon a change of control of the Company, Messrs. Emling, Poole, Goldstein and Schultz will receive their annual salaries for a period of one year, together with any benefits otherwise payable and all their options to purchase shares of the Company's capital stock vest in full and become exercisable immediately without regard to any vesting requirements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

              The Compensation Committee of the Board of Directors during 1995 prior to the Merger consisted of Messrs. Nelson, Roberts, Simpkins and Weiss. The Compensation Committee of the Board of Directors during 1995 after the Merger consisted of Messrs. Evans, Reilly, Simpkins and Weiss. None of the members of the Compensation Committee has at any time been an officer or employee of the Company or any of its subsidiaries, nor have any of the members had any relationship with the Company requiring disclosure by the Company.


            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

              This report is submitted by the Compensation Committee of the Company (the "Compensation Committee") at the direction of the Board of Directors pursuant to rules established by the SEC. This report provides certain data and information regarding the compensation and benefits provided to the Company's executive officers.

              The Compensation Committee is responsible for establishing and administering the Company's executive compensation policies and programs within the guidelines of the Company's compensation philosophy. All members of the Compensation Committee are non-employee directors. Recommendations are made annually by the Compensation Committee with respect to the compensation of the Company's executive officers to the Board of Directors, which makes the final decisions as to compensation, except that employees serving on the Board of Directors may not participate in the determination of their compensation.


COMPENSATION POLICIES

              The Company's executive compensation policies are designed (1) to motivate and retain senior management by providing levels of compensation that relate to past and anticipated individual and Company performance; (2) to align employee interests with the interests of the shareholders by